                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)

                               Alloy Online, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    019855105
                                 --------------
                                 (CUSIP Number)

                                  Mark Kristof
                                SWI Holdings, LLC
                                   815 N. Nash
                              El Segundo, CA 90425
                                 (310) 744-1120

           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 2001
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                                       1.

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

        SWI Holdings, LLC

        95-4809043

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(2)     Check The Appropriate Box If A Member Of A Group               (a)   [ ]
                                                                       (b)   [ ]
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(3)     SEC Use Only

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(4)     Source Of Funds

        OO

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(5)     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
        Items 2(d) [ ] Or 2(e) [ ]

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(6)     Citizenship Or Place Of Organization

        Delaware

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Number Of Shares               (7)     Sole Voting Power              141,872**
Beneficially Owned By
Each Reporting Person          (8)     Shared Voting Power            0
With
                               (9)     Sole Dispositive Power         141,872**

                               (10)    Shared Dispositive Power       0

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                 141,872**

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(12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)    Percent Of Class Represented By Amount In Row (11)

                 0.57%

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(14)    Type Of Reporting Person

        OO

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                      *SEE INSTRUCTION BEFORE FILLING OUT!

** Consists of shares held in escrow pending final determination of certain financial results of the company owned by the Reporting Person prior to the acquisition of such company by the Issuer.



                                       2.

                                 Schedule 13D/A

                                (Amendment No. 2)

This statement amends and restates the Schedule 13D filed by SWI Holdings, LLC with the Securities and Exchange Commission on August 28, 2000 to make certain modifications to Item 4, Item 5 and Schedule 1 of that filing.

ITEM 4. PURPOSE OF TRANSACTION

        On July 18, 2000, a subsidiary of the Issuer merged with and into Kubic Marketing, Inc. (a wholly-owned subsidiary of SWI Holdings, LLC). In connection with the merger, (the "Merger") the Issuer issued to SWI Holdings, LLC (i) 2,723,019 shares of its Common Stock, and (ii) a warrant to purchase shares of the Issuer's restricted Common Stock, in an aggregate amount, if any, as determined pursuant to the provisions of the Warrant. An additional 544,962 shares beneficially owned by SWI Holdings, LLC are being held in escrow, as more fully described below. The Merger was effected pursuant to an Agreement and Plan of Reorganization, dated as of July 17, 2000 (the "Merger Agreement") by and between the Issuer, Alloy Acquisition Sub, Inc. (the wholly-owned subsidiary of the Issuer) and SWI Holdings, LLC.

        SWI Holdings, LLC reserves the right to take such action with respect to its investment in the Issuer as it may determine, provided, however, that SWI Holdings, LLC has executed a lock-up agreement and an Amendment to a Loan and Security Agreement, each of which imposes certain limitations on its ability to sell or otherwise transfer the shares.

        As part of the Merger and under the terms of the Agreement to the Loan and Security Agreement, SWI Holdings, LLC agreed to pledge the shares of Common Stock it received from the Issuer in order to secure certain debt obligations owed by a subsidiary of SWI Holdings, LLC to Fleet Capital and other parties.

        The description contained herein of the transactions is qualified in its entirety by reference to the Merger Agreement (Exhibit 7.1), the Warrant to purchase shares of Common Stock of Alloy Online, Inc. (Exhibit 99.1), the Investment Representation and Lockup Agreement (Exhibit 99.2) and the Amendment to Loan and Security Agreement (Exhibit 99.3), copies of which are attached hereto and incorporated by reference.

        (a) SWI Holdings, LLC is the current beneficial owner of 141,872 shares of Common Stock of the Issuer, or approximately 0.57% of the Common Stock outstanding of the Issuer. The 141,872 shares are being held in escrow pending final determination of certain financial results of the company that was wholly-owned by SWI Holdings, LLC prior to the acquisition of such company by the Issuer.

        (b) The Managers of SWI Holdings, LLC have the sole power to direct the vote and/or disposition of the shares held by SWI Holdings, LLC.

        (c) Not Applicable

        (d) Not Applicable

        (e) Not Applicable

        (f) Not Applicable

        (g) Not Applicable

        (h) Not Applicable

        (i) Not Applicable

        (j) Not Applicable



                                       3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) SWI Holdings, LLC is the beneficial owner of 141,872 shares of Common Stock of the Issuer, or approximately 0.57% of the Common Stock outstanding of the Issuer. The 141,872 shares are being held in escrow pending final determination of certain financial results of the company owned by SWI Holdings, LLC prior to the acquisition of such company by the Issuer.

        (b) The Managers of SWI Holdings, LLC have the sole power to direct the vote and/or disposition of the shares held by SWI Holdings, LLC.

        (c) The following transactions have been effected by SWI Holdings, LLC:

                     Amount of          Avg. Price per
Date                 Securities Sold    share             Where and how effected
-------------------- ------------------ ----------------- ---------------------------------
October 2000         100,000            $6.36             Open market sale
November 2001        300,000            $7.86             Open market sale
January 2001         335,500            $7.53             Open market sale
February 2001        416,831            $11.27            Open market sale
March 2001           109,998            $10.62            Open market sale
April 2001           116,841            $8.43             Open market sale
May 2001             140,157            $9.89             Open market sale
May 22, 2001         1,203,693          N/A               Distribution to SWI Holdings, LLC
                                                          members
June 14, 2001        403,090            N/A               Distribution to SWI Holdings, LLC
                                                          members

        (d) Not applicable

        (e) The date on which SWI Holdings, LLC ceased to be the beneficial owner of more than five percent of the class of securities was May 22, 2001.



                                       4.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Mark Kristof
----------------------------------------------
Mark Kristof, Chief Financial Officer of SWI Holdings, LLC



                                       5.

                                   Schedule 1

                       Executive Officers and Managers of
                                SWI Holdings, LLC

NAME BUSINESS OR RESIDENCE ADDRESS, PRINCIPAL OCCUPATION, NAME OF EMPLOYER, PRINCIPAL BUSINESS OF EMPLOYER, AND PRINCIPAL ADDRESS OF EMPLOYER

Shawn Hecht        345 California Street, Suite 2550, San Francisco, CA 94104,
                   Financial Services, Swander Pace Capital, Financial Services,
                   345 California Street, Suite 2550, San Francisco, CA 94104

J.B. Handley       345 California Street, Suite 2550, San Francisco, CA 94104,
                   Financial Services, Swander Pace Capital, Financial Services,
                   345 California Street, Suite 2550, San Francisco, CA 94104

Andrew Richards    345 California Street, Suite 2550, San Francisco, CA 94104,
                   Financial Services, Swander Pace Capital, Financial Services,
                   345 California Street, Suite 2550, San Francisco, CA 94104

Lisa Sweeney       345 California Street, Suite 2550, San Francisco, CA 94104,
                   Financial Services, Swander Pace Capital, Financial Services,
                   345 California Street, Suite 2550, San Francisco, CA 94104

Frank Messmann     815 N. Nash, El Segundo, CA 90425, Chief
                   Executive Officer, Skateboard World Industries,
                   Wholesale merchandising, 815 N. Nash, El Segundo, CA 90425

Mark Kristof       815 N. Nash, El Segundo, CA 90425, Chief
                   Financial Officer, Skateboard World Industries,
                   Wholesale merchandising, 815 N. Nash, El Segundo, CA 90425

James R. Hall      399 Jaycee Drive, San Luis Obispo, CA 93405, Retired, N/A,
                   N/A, N/A

Steve Rocco        815 N. Nash, El Segundo, CA 90425, consultant, Skateboard
                   World Industries, Wholesale merchandising, 815 N. Nash, El
                   Segundo, CA 90425



                                       6.